Filed by Khosla Ventures Acquisition Co.

Pursuant to Rule 425 under the Securities Act of 1933

and deemed filed pursuant to Rule 14a-12

of the Securities Exchange Act of 1934

Subject Company: Khosla Ventures Acquisition Co.

Commission File No. 001-40131

Valo Overview company overview 2021

Disclaimer. This presentation (“Presentation “) is for informational purposes only to assist interested parties in making their own evaluation with respect to the proposed business combination (the “Business Combination”)

Disclaimer (can’t) the Khosla, Valo and their respective directors and executive off icers may be deemed participants in the solicitation of proxies from Khosla’s shareholders with respect to the proposed Business Combination.

Risk Factors The below list of risk factors has been prepared as part of the Business Combination.

Investment Opportunity Summary Valo’s Opa

Combination of Khosla & Valo Health creates an industry-defining opportunity Khosla Ventures

Pro forma valuation and ownership

Valo is a technology company built to transform the pharmaceutica l industry, led by a deeply experienced

Valo’s Board and investors support the company’s vision of transforming the pharmaceutical industry BOARD OF DIRECTORS

The pharmaceut ical indust ry is at an inflection point:

Valo is a technology company built to transform drug discovery and development using huma n-centric data and computation.

...designed to enable a new fully integrated end-to-end model of drug discovery and development designed to overcome legacy model limitat ions

Valo’s Comparat ive Advantage: Valo’s Opal platform is designed to enable a fully integrated, human-centric approach to develop better drugs, faster

Valo’s Competitive Advantage: Integrated human data foundation designed to accelerate a

Valo ultimately aspires to significantly increase program NPV by reducing the t ime

Valo’s aspiration is for Opal to become the industry standard plat form for drug discovery and development CURRENT Building what we believe is the first digitally native fully integrated pharma FUTURE

Opal is built upon a differentiated, human-centric, and high quality data foundation

PLATFORM Opal is an end-to-end plat form, using human data throughout the drug discovery and development process BIOLOGICAL DISCOVERY Human data to identify human targets designed to treat human disease with enhanced clinical development profiles

Biological d iscovery: Causal human-centric target and biology discovery usality of TARGETl in vascular disease, which can be modulated by

Biological discovery: Linking targets to precisely selected patient populations in disease progression

Therapeut ic design: Closed-loop active learning proprietary molecule design and synthesis

Therapeutic design: Human anchored simulations designed to optimize for target activity, ADME, and tox to predict clinical potential in parallel

Clinical development: Computational tools designed to predict safety and responder populations driving higher confidencec

Valo has obtained key validations of Opal’s acceleration potential

Valo’s rapidly growing internal supply chain of programs demonst rates the potential of Opaldrug acceleration, generating news

OPL-0301: Phase 2 ready compound for heart failure

OPL- 0401: Phase 2 ready compound for complications of diabetes, including diabetic retinopathy ( DR) with oral bioavailability

OPL-0101: NK cell & T cell stimulator with reduced exhaustion for immunooncology

Valo is seeking to develop best-in-class compounds leveraging known or proven biology

Valo is seeking to develop compounds that allow us to drug previously undruggable targets

Valo has agrow ing patent portfolio estate 605 Patents and Applications - 600 patents and applications directed to compositions

Valo’s aspiration is for Opal to become the industry standard plat form for drug discovery and development CURRENT Building what we believe is the first digitally “I

Valo is rapidly scaling and executing its strategy to enable near term and regular news flow while scaling Opal internally and externally Powered by the Opal plat form,

Investment Opportunity Summary Valo’s Opal platform based on a human data